FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the six months ended June 30, 2005

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	June 30,	March 31,	June 30,
	2004	2005	2005
	Euro	Euro	Euro
Revenues :
Product sales	38,559	34,868	30,306
Technology development and other services	395	110	420
Licensing revenue	-	3,391	-
	38,954	38,369	30,726
Cost of revenues :
Cost of goods sold	26,956	21,037	16,050
Cost of services and licensing	2,221	60	334
	29,177	21,097	16,384
Gross profit	9,777	17,272	14,342
Operating expenses :
Research and development	14,352	5,869	6,034
Sales and marketing	4,274	3,048	2,910
General and administrative	11,739	4,514	4,513
Impairment of intangible assets	1,768	-	-
Restructuring costs	5,170	2,086	(711)
Total operating expenses	37,303	15,517	12,746
Operating income (loss)	(27,526)	1,755	1,596
Gain on sales of long-term investments	1,166	-	-
Interest income and other financial income, net	696	254	235
Foreign exchange gain, net	218	1,447	1,981
Total financial income	2,080	1,701	2,216
Gain (loss) before minority interests and income taxes	(25,446)	3,456	3,812
Minority interests	-	-	-
Gain (loss) before income taxes	(25,446)	3,456	3,812
Income tax expense (benefit)	(145)	378	21
Net income (loss)	(25,301)	3,078	3,791
Basic net gain (loss) per share	(1.65)	0.20	0.25
Diluted net gain (loss) per share	(1.65)	0.20	0.24
Number of shares used for computing :
- basic net income (loss) per share	15,342,435	15,349 945	15 349 945
- diluted net income (loss) per share	15,342,435	15,412 776	15 491 724

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended	Six months ended June 30,
	December 31,
	2004	2004	2005
		Euro	Euro
Revenues :
Product sales	149,974	76,857	65,174
Technology development and other services	1,580	832	530
Licensing revenue	-	-	3,391
	151,554	77,689	69,095
Cost of revenues :
Cost of goods sold	107,134	57,051	37,087
Cost of services and licensing	8,391	3,665	394
	115,525	60,716	37,481
Gross profit	36,029	16,973	31,614
Operating expenses :
Research and development	47,083	28,454	11,903
Sales and marketing	15,685	7,613	5,958
General and administrative	30,122	18,057	9,027
Impairment of intangible assets	1,768	1,768	-
Restructuring costs	22,247	6,249	1,375
Total operating expenses	116,905	62,141	28,263
Operating income (loss)	(80,876)	(45,168)	3,351
Gain on sales of long-term investments	1,166	1,166	-
Interest income and other financial income, net	1,544	1,175	489
Foreign exchange gain, net	(578)	2,457	3,428
Total financial income	2,132	4,798	3,917
Gain (loss) before minority interests and income taxes	(78,744)	(40,370)	7,268
Minority interests	-	-	-
Gain (loss) before income taxes	(78,744)	(40,370)	7,268
Income tax expense (benefit)	13	(263)	399
Net income (loss)	(78,757)	(40,107)	6,869
Basic net gain (loss) per share	(5.14)	(2.62)	0.45
Diluted net gain (loss) per share	(5.14)	(2.62)	0.44
Number of shares used for computing :
- basic net income (loss) per share	15,317,661	15,292,223	15,349,945
- diluted net income (loss) per share	15,317,661	15,292,223	15,446,100

See notes to unaudited condensed financial statements

WAVECOM S.A.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At June 30,
	2004	2005
ASSETS	Euro	Euro
Current assets :
Cash and cash equivalents	53,318	57,403
Accounts receivable, net	22,864	22,304
Inventory, net	16,409	9,495
Value added tax recoverable	1,102	498
Prepaid expenses and other current assets	5,481	4,132
Total current assets	99,174	93,832
Other assets :
Other intangible and tangible assets, net	12,617	7,830
Long-term investments	9,017	3,596
Other assets	5,295	4,291
Research tax credit.	1,486	1,517
Deferred tax assets	9,617	9,617
Total assets	137,206	120,683

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	36,393	26,331
Accrued compensation	8,089	6,282
Other accrued expenses	32,217	22,758
Current portion of capitalized lease obligations	466	334
Deferred revenue and advances received from customers	820	642
Other liabilities	731	180
Total current liabilities	78,716	56,527

Long-term liabilities :
Long-term portion of capitalized lease obligations	302	166
Other long-term liabilities	1,732	1,293
Total long-term liabilities	2,034	1,459

Minority interests	-	-

Shareholders' equity :
Shares, Euro 1 nominal value, 15,506,290 shares authorized, issued and outstanding at
June 30, 2005 (15,506,290 at December 31, 2004)	15,506	15,506
Additional paid-in capital	137,039	137,039
Treasury stock at cost (156,345 shares at June 30, 2005 and December 31, 2004)……	(1,312)	(1,312)
Retained deficit	(93,344)	(86,475)
Accumulated other comprehensive loss	(1,433)	(2,061)
Total shareholders' equity	56,456	62,697
Total liabilities and shareholders' equity	137,206	120,683

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended	Six months ended June 30,
	December 31,
	2004	2004	2005
		Euro	Euro
Cash flows from operating activities :
Net income (loss)	(78,757)	(40,107)	6,869
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
Amortization of intangible and tangible assets	13,468	7,300	4,171
Impairment of intangible assets	4,313	1,768	-
Reversal of impairment of tangible assets	-	-	(236)
Loss on sales and retirement of tangible assets	1,297	48	1,117
Gain on sales of long term investment	(1,166)	-	-
Reversal of long term investment depreciation	-	(306)	-
Amortization of deferred stock-based compensation	350	350	-
Net decrease in cash from working capital items	(1,987)	(16,364)	(13,401)
Net cash used by operating activities	(62,482)	(47,311)	(1,480)
Cash flows from investing activities :
Disposal of long term investments	7,004	442	5,421
Purchase of minority interest in Arguin	(1,768)	(1,768)	-
Purchases of intangible and tangible assets	(2,554)	(2,119)	(839)
Proceeds from sale of intangible and tangible assets	758	15	753
Proceeds from sale of long trm investments	1,647	-	-
Net cash provided by (used in) investing activities	5,087	(3,430)	5,335
Cash flows from financing activities :
Principal payments on capital lease obligations	(954)	(466)	(260)
Proceeds from exercise of stock options and founders' warrants	742	712	-
Net cash provided by (used in) financing activities	(212)	246	(260)
Effect of exchange rate changes on cash and cash equivalents	220	(19)	490
Net increase (decrease) in cash and cash equivalents	(57,387)	(50,514)	4,085
Cash and cash equivalents, beginning of period	110,705	110,705	53,318
Cash and cash equivalents, end of period	53,318	60,191	57,403

See notes to unaudited condensed financial statements

UNAUDITED CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of euro, except share data)

Prepared in accordance with U.S. generally accepted accounting principles

	Shares
	Number	Amount	Additional paid in capital	Treasury stock	Retained Earnings (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance at December 31, 2004	15,506,290	€ 15,506	€ 137,039	€ (1,312)	€ (93,344)	€ (1,433)	€ 56,456
Comprehensive income:
Net income					6,869		6,869
Foreign currency translation						(628)	(628)
Total comprehensive income (loss)					6,869	(628)	6,241
Balance at June 30, 2005	15,506,290	€ 15,506	€ 137,039	€ (1,312)	€ (86,475)	€ (2,061)	€62,697

See notes to unaudited condensed financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. These condensed consolidated financial statements should be read in conjunction with Wavecom’s audited consolidated financial statements and footnotes thereto included in Company’s annual report on Form 20-F for the year ended December 31, 2004.

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables and derivatives.

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and U.S. dollars and concentrated primarily in five major banks and financials institutes in Paris and three major banks in Hong Kong.

Wavecom decided to consolidate all production with one sub-contractor located in China. Wavecom believes that alternate sub-contractors can be identified if the current manufacturer is unable to meet Wavecom’s requirements.

Wavecom sells its products to customers in a variety of industries principally in Europe, Asia/Pacific, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit in order to secure payment in certain circumstances.

Accounts receivable (before allowance for doubtful accounts) at June 30, 2005 and December 31, 2004 totaled €25,750,000 and €26,097,000 respectively.

A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands) :

	Beginning balance	Additions charged to expenses	Recovered receivables	Ending balance

Year ended December 31, 2004	€ 1,865	€ 1,412	€ 44	€ 3,233
Six months ended June 30, 2005	3,233	511	298	3,446

Sales to customers by geographic region are summarized as follows (in thousands):

	Year ended December 31,	Six months ended June 30,
	2004	2004	2005

China	€ 51,060	€ 29,253	€ 11,910
Rest of Asia	26,228	9,317	18,886
Europe	63,565	30,869	31,719
Americas	6,324	3,448	5,473
Rest of world	4,377	4,802	1,107
	€ 151,554	€77,689	€69,095

Geographic region is determined by the customer's invoice address and may not indicate the final destination of product usage.

Cash and cash equivalents

Wavecom considers all highly liquid investments with insignificant interest risk, and purchased with an original maturity of three months or less, to be cash equivalents. At December 31, 2004 Wavecom had amounts of €47,628,000 invested in money market accounts with no fixed maturity, earning interest at short-term variable rates. The remaining cash and cash equivalents balance consists of current bank accounts (€5,690,000). At December 31, 2004 the book value of these cash equivalents approximated their market value. At June 30, 2005 Wavecom has no amounts invested in money market accounts.

Long-term investments

A bank guarantee of €13,110,000 was issued in July 2002 in favor of the owners of leased office space, in order to secure annual lease payments. Following the release of two floors of current offices in 2004 and one floor in the first half of 2005, this guarantee was reduced. This guarantee was secured by pledge of certificates of deposit and mutual funds. These investments have been classified as long-term assets in the consolidated balance sheet and amounted to €9,017,000 and €3,596,000 at December 31, 2004 and June 30, 2005, respectively.

Accrued royalties

Wavecom's products are designed to conform to certain wireless industry standards. Certain essential technologies are patented by third-parties and Wavecom uses these essential technologies. Some of the patents Wavecom uses are under licensing agreements for which Wavecom pays royalties. Other technologies Wavecom uses are not with license rights. Wavecom has concluded licensing agreements with eight patent holders for technologies deemed to be essential for Wavecom's products. Wavecom's management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom's products and, as such, may request royalty payments for the use of such technology. The Company accrues the estimated cost of royalties, which may be due to other patent holders in connection with their technologies based on a percentage of consolidated product revenues, derived from past experience. The ultimate royalty paid by the Company may differ from the amounts accrued.

Warranty accrual

The company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the product is shipped and title passes. The provision is calculated based on a statistical rate which is continually revised for specific warranty issues and actual experience.

Factors that affect Wavecom’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Wavecom periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Segment reporting

Following the reorganization of the Company in 2004 based on the creation of directions by geographical markets, the Company has determined that the risks and the profitability are predominantly driven by the geographic areas. In addition, the Company’s Chief Executive Officer is now using such segment reporting to allocate resources.

This new structure included the establishment of management by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America). The regions are supported from a product standpoint by marketing, research and development, operations (manufacturing), strategy and planning departments. From an administrative standpoint, the Company is supported by finance, human resources and quality departments.

Each of these regions has responsibility for developing customer relations, for supporting the customer on the technical subjects, for applying locally the marketing strategy and for preparing sales forecasts.

Support functions are mainly based in the Headquarters in France but some people are located in the APAC and Americas regions, in particular in the finance, Information Technology, Human resources areas and a part of Development teams. Management tools have been implemented to follow the performance and costs of the regions and of the support functions.

The related financial information is described in Note 9.

2. Inventory

Components of inventory are:

	December 31, 2004	June 30, 2005
	(in thousands)
Purchased components and raw materials	€ 324	€ 50
Finished goods	5,164	4,031
Components and finished goods held by contract manufacturers	10,921	5,414
	€ 16,409	€ 9,495

Wavecom bears the risk of ownership of inventory components held by its contract manufacturers to be used for its products, although these components continue to be legally owned by the contract manufacturer.

The stock decreased from December 31, 2004 to June 30, 2005 mainly thanks to a better control  and a reduced manufacturing cycle time.

3. Prepaid expenses and other current assets

Prepaid expenses and other current assets include :

	December 31,	June 30,
	2004	2005
	(in thousands)

Suppliers’ credit note accruals	€1,387	€ 23
Prepaid expenses	3,307	3,405
Tax recoverable	719	657
Other current assets	68	47
Total prepaid expenses and other current assets	€5,481	€4,132

The following table presents the fair value of financial instruments at June 30, 2005:

	Notional Amount	Fair value
	(in $ thousands)	(in € thousands)

Fair Value hedges of payables invoiced in U.S. dollars and to be paid within 2 months:
Forward and option contracts buying U.S. dollars against euros	$ 2,000	€ 65

Total	$ 2,000	€ 65

The company enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions denominated in US dollars. The fair value of foreign currency related derivatives are included in the balance sheet in other liabilities. The earnings impact of cash flow hedges relating to forecasted transactions is reported in foreign exchange gain or loss. Realized and unrealized gains and losses on these instruments are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings.

The financial instruments have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

4. Other accrued expenses

Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

	December 31, 2004	June 30, 2005
	(in thousands)
Accrued royalties	€14,831	€15,587
Warranty accrual	2,014	1,747
Headcount restructuring cost accrual	8,132	1,247
Other accrued expenses	7,240	4,177

Total	€32,217	€22,758

Changes of accrued royalties, warranty accrual and other accrued expenses during the period are as follows (in thousands):

	Balance at December 31, 2004	Accruals made during the period	Cash settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at June 30, 2005
Accrued royalties	€ 14,831	€ 756	€ -		€ 15,587
Warranty accrual	2,014	1,439	1,706		1,747
Headcount restructuring cos cost accrual	8,132	-	6,702	€ 183	1,247
Other accrued expenses	7,240	2,226	4,374	915	4,177
Total	€ 32,217	€ 4,421	€ 12,782	€ 1,098	€ 22,758

The explanations for the main movements recorded during the first six month of 2005  on other accrued expenses are the followings:

- Settlements in headcount restructuring cost during the first half of the year 2005 primarily included cash payments made related to the three restructuring plans decided in 2004.

 - Other accrued expenses:

The new accruals of €2,226,000 represents mainly the business taxes and other taxes of  the period

The cash settlements of €4,373,000 represents the payment of the business taxes and other taxes accrued at year end and the payment of an amount of €2,281,000 accrued at year end related to the claims by the Tax authorities mainly for business taxes for the fiscal years 2001 and 2002.

The €915,000 represents changes in estimates or expirations following new events or new negotiations on some other accrued expenses.

5. Shareholders’ Equity

At June 30, 2005, 15,506,290 shares were issued, each with a nominal value of €1 per share. After taking into consideration the 156,345 shares repurchased during 2003 and held in treasury, 15,349,945 shares are outstanding at June 30, 2005.

A summary of the activity in outstanding warrants and stock options is as follows:

	Number of underlying shares	Weighted average exercise price per share €	Price range €

Balance at December 31, 2004	2,115,663	39.21	4.57 – 150.72
Granted	576,200	4.31	4.19 – 6.55
Exercised	-	-	-
Expired	30,000	126.98	103.23 – 150.72
Cancelled	542,430	45.03	4.57 – 139.52
Balance at June 30, 2005	2,119,433	27.21	4.57 – 139.52

At June 30, 2005, 1,072,000 founders' warrants, stock options and warrants were exercisable.

6. Income taxes

Income tax assets at December 31, 2004 and June 30, 2005 are due to research tax credits and the deferred tax assets to due loss carryback generated by the French parent company.

At December 31, 2004 and June 30, 2005, a deferred tax asset of €11,800,000 was recognized for the French parent company. A valuation allowance of €2,183,000 was recorded at December 31, 2004 and June 30, 2005 to reduce the net asset to the amount of available tax loss carrybacks (€9,617,000).

7. Commitments and contingencies

Contingencies

The French tax authorities have proposed revising research tax credits ”Crédit Impôt Recherche” granted to Wavecom for the years 1999, 2000 and 2001, for a total amount of €3.6 million. This amount has not been provisioned at December 31, 2004 and June 30, 2005 as Management believes that the Company has strong arguments to oppose this revision. Wavecom filed for a counter examination by the Ministry of Industry in December 2004.

Operating leases

Wavecom leases its facilities under operating leases that expire through July 2011. During the first half of 2005, Wavecom vacated one floor in the current headquarters building whose lease initially expired in July 2011. Future minimum lease payments under operating leases which were not terminated at June 30, 2005, due for the years ending December 31, are as follows (in thousands) :

2005 (from July 1 to December 31)	€ 2,312
2006	4,100
2007	3,982
2008	3,974
2009	3,974
Thereafter	6,127

Total	€ 24,469

Other commitments

At June 30, 2005, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the second half of 2005. These purchase commitments totaled €10.0 million.

8. Employees

Wavecom’s salaried personnel totaled 310 at June 30, 2005, compared with 458 at December 31, 2004

9. Segment

Sales and related balance sheet items (account receivables) are allocated to regions (EMEA, APAC and Americas) based on the client’s address. Cost of goods sold and related balance sheet items (inventory, fixed assets, account payable, warranty and royalty accruals) are calculated based on the actual cost of products sold in each region.

The allocation of the operating expenses and related balance sheet items is performed as follows:

—

some functions has been defined as being corporate functions and therefore their costs have not been allocated to regions, these functions are including corporate management, quality departments, strategic marketing and long term research and development projects,

—

local marketing and sales costs are allocated to the regions based on the location of the headcount,

—

other operating costs, including mainly maintenance and validation part of Research and Development, general and administrative costs, are allocated to the regions based on their respective contribution to the sales performance,

—

restructuring costs are not allocated to the regions and remain at corporate level.

The table below sets forth revenues, operating losses and other financial information for each of our segments for the first half of the year ended June 30, 2005 and the year ended December 31, 2004.

Six months ended June 30, 2005	EMEA	Americas	Asia-Pacific	Corporate	Consolidated
	————	————	————	————	————
	(amounts in €000s)
Revenues	€36,495	€5,960	€23,247	€3,393	€69,095
Operating income (loss)	5,248	(1)	(271)	(1,625)	3,351
Long-lived assets	5,288	619	2,849	1,121	9,876
Interest income	—	—	5	596	601
Interest expense	—	(12)	(6)	(94)	(112)
Capital expenditures	372	48	250	169	839

Fiscal year 2004	EMEA	Americas	Asia-Pacific	Corporate	Consolidated
	————	————	————	————	————
	(amounts in €000s)
Revenues	€74,817	€6,574	€70,164	€—	€151,554
Operating loss	(8,676)	(1,526)	(13,020)	(57,654)	(80,876)
Long-lived assets	6,977	635	4,794	16,009	28,415
Interest income	—	—	26	2,051	2,077
Interest expense	—	—	(75)	(458)	(533)
Capital expenditures	1,153	80	859	462	2,554

Six months ended June 30, 2004	EMEA	Americas	Asia-Pacific	Corporate	Consolidated
	————	————	————	————	————
	(amounts in €000s)
Revenues	€35,595	€3,469	€38,625		€€77,689
Operating income (loss)	(13,815)	(2,003)	(8,173)	(21,176)	(45,167)
Long-lived assets	14,522	1,491	8,301	4,459	28,774
Interest income	—	—	—	1,443	1,443
Interest expense	—	—	(48)	(220)	(268)
Capital expenditures	385	69	620	1,045	2,119

OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, all of which are available on the Wavecom corporate website (www.wavecom.com). Our second quarter and half year financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the three-month and six-month periods ended June 30, 2005 compared to the three-month and six-month periods ended June 30, 2005

Revenues

	Three months ended
	June 2004	June 2005	% change 2004/2005	March 2005	% change Q1-05/Q2-05
	(amounts in € 000s)
Product sales	38,559	30,306	-21.%	34,868	-13,1%
Percentage of total revenues	99,0%	98.6%		90.9%
Technology development and other services	395	420	6.3%	110	281.8%
Percentage of total revenues	1,0%	1.4%		0.3%
Licensing revenues				3,391
Percentage of total revenues				8.8%
Total revenues	38,954	30,726	-21.1%	38,369	-19.9%

	Six months ended June 30,
	June 2004	June 2005	% change 2004/2005
	(amounts in € 000s)
Product sales	76,857	65,174	-15.2%
Percentage of total revenues	98,9%	94,3%
Technology development and other services	832	530	-36.3%
Percentage of total revenues	1.1%	0.8%
Licensing revenues		3,391
Percentage of total revenues		4.9%
Total revenues	77,689	69,095	-11.1%

Sales by market

As % of total revenues :	Q2 2004	First half 2004	Q2 2005	First half 2005
Vertical applications (products and licensing) :	83%	74%	87%	90%
PCD (handset) business :	17%	26%	13%	10%
	100%	100%	100%	100%

Second quarter 2005 revenues were €30.7 million, which is a decline of 20% from the previous quarter.  This decrease in revenue was related to one significant customer who continues to have technical difficulties unrelated to Wavecom, as well as no further revenue from software and technology licensing, which was a new revenue source in the first quarter of 2005 and something that management explained would be irregular for some time. Revenues for vertical applications were €26.6 million, or 87% of total, while that from handsets was €4.1 million or 13%.  Excluding the customer issue and licensing, revenues increased marginally quarter over quarter.

Total first half year revenues declined 11% year-on-year.  This decrease is due to the handset business which declines by 63% year on year, whereas revenues from vertical applications increased by 7% year on year, including the €3.4 million revenues in Q1, 2005 from licensing or by 1% if we exclude the licensing revenues.

Sales for the first half of the year by region were as follows:  EMEA (Europe, Middle-east and Africa):  53%, APAC (Asia-Pacific):  39% and The Americas: 8%.

The customer portfolio remained balanced with no single customer representing more than 9% of total revenues in the first half of the year. The top ten customers combined represented 59% of revenues as compared to 64% during the first half of 2004..

Backlog:  Backlog as of June 30, 2005 stood at €30.8 million, compared to €29.9 million at the end of the previous quarter, and was made up of 77% vertical applications, compared to 78% at March 31, 2005.  As noted previously by management, backlog is not necessarily predictive of revenue in the quarter as we have significantly reduced our manufacturing cycle time and can, therefore, deliver product much more quickly than in the past.  As such, customers continue to place orders later in the quarter so that we now see more “turns” business, meaning orders are placed and fulfilled within the quarter.

Business news for the first half of 2005:

Q1:

•

Launch of Wavecom’s next generation operating system, OS 6.60, embedded on Wavecom’s newest family of hardware platforms, the Quik Q26 series. The first in the series, the Q2686, was introduced in March, 2005.  This long-life, lead-free platform is designed to take customers into the future with many new features including expanded Download-over-the-air capabilities.

•

Release of Wavecom’s Open AT, version 3.0, allowing a greater degree of customization for all types of wireless applications.

•

Products sold to equip a major German automobile manufacturer with wireless capabilities.

•

Wavecom joined the European Union’s “eCall” initiative, aimed at reducing accident-related fatalities on European roads using in-vehicle communication devices.

•

A new distributor in Brazil, IP Componentes, joined the Wavecom distributor network.

•

Shipments for new wireless local loop applications began in APAC and Americas regions.

Q2:

•

Introduction of operating system O.S. 6.55 with download-over-the-air capabilities for updating both the operating system and application software, as well as Bluetooth functionality;

•

Download over-the-air was successfully demonstrated by DTC fleet management in Thailand using Wavecom Open AT™ software;

•

Internet plug-in (TCP/IP) was made a standard feature on all Wavecom solutions;

•

Wavecom was chosen by Iskraemeco for their automatic electricity meter reading devices;

•

Chinese software developers at the Petroleum University of China chose Wavecom Open AT™ software for developing their solutions;

•

Guidepoint announced use of Wavecom solutions in its anti-theft device;

•

Delta Mobile was chosen as the first North American-based, Wavecom-certified design house.

Cost of revenues

	Three months ended
	June 2004	% sales	June 2005	% sales	March 2005	% sales
	(amounts in € 000s)
Cost of revenues
Cost of products	26,956	69.9%	16,050	53.0%	21,037	60.3%
Cost of services and licensing	2,221	562.3%	334	79.5%	60	54.5%
Total cost of revenues	29,177	74.9%	16,384	53.3%	21,097	55.0%

Gross Profit
On products	11,603	30.1%	14,256	47.0%	13,831	39.7%
On services and licensing	-1,826	-462.3%	86	20.5%	3,441	98.3%
Total gross profit	9,777	25.1%	14,342	46.7%	17,272	45.0%

	Six months ended June 30,
	2004	% sales	2005	% sales
Cost of revenues	(amounts in € 000s)
Cost of products	57,051	74.2%	37,087	56.9%
Cost of services and licensing	3,665	440.5%	394	74.3%
Total cost of revenues	60,716	78.2%	37,481	54.2%

Gross Profit
On Products	19,806	25.8%	28,087	43.1%
On services and licensing	-2,833	-340.5%	3,527	90.0%
Total gross profit	16,973	21.8%	31,614	45.8%

Cost of goods sold.  Cost of goods sold consists primarily of the cost of components, our manufacturers' charges and provisions for royalties, obsolete and slow-moving inventories and warranty expense.

Cost of services.  The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Total gross margin was 47% during the second quarter of 2005 compared to 45% in the previous quarter.  Total gross margin for the first half of 2005 was 46% compared to 22% a year ago. The gross margin once again exceeded our previously estimated range of 33% to 35%.  This continued improvement in gross margin is the result of the Company refining its product management process, eliminating low-margin products from the portfolio, improving manufacturing yields on a specific product, the sale of some previously-considered obsolete products and high margin licensing revenue during the first quarter. This 2005 gross margin also compares to an unusually low 2004 due to charges taken in the cost of goods sold principally related to the revaluation of components in inventory during that quarter and to obsolete products.

Operating expenses

	Three months ended
	June 2004	% of revenues	June 2005	% of revenues	% charge 2004/2005	March 2005	% of revenues	% charge Q1-05 Q2-05
	(amounts in € 000s)
Operating expenses
Research and development	14,352	36.8%	6,034	19.6%	-58.0%	5,869	15.3%	2.8%
Sales and Marketing	4,274	11.0%	2,910	9.5%	-31.9%	3,048	7.9%	-4.5%
General and Administrative	11,739	30.1%	4,513	14.7%	-61.6%	4,514	11.8%	0.0%
Impairment of intangible assets	1,768	4.5%	-			-
Restructuring costs	5,170	13.3%	-711	-2.3%	-113.8%	2,086	5.4%	-134.1%
Total	37,303	95.8%	12,746	41.5%	-65.8%	15,517	40.4%	-17.9%

	Six months ended June 30,
	2004	% of revenues	2005	% of revenues	% change 2004/2005
	(amounts in € 000s)

Operating expenses
Research and development	28,454	36.6%	11,903	17.2%	-58.2%
Sales and Marketing	7,613	9.8%	5,958	8.6%	-21.7%
General and Administrative	18,057	23.2%	9,027	13.1%	-50.0%
Impairment of intangible assets	1,768	2.3%	-
Restructuring costs	6,249	8.0%	1,375	2.0%	-78.0%
Total	62,141	80.0%	28,263	40.9%	-54.5%

Total operating expenses for the second quarter 2005 were €12.7 million, compared to €15.5 million in the first quarter 2005, down 18% compared to the first quarter 2005 and compared to €37.3 million in the second quarter 2004, down 66% compared to the second quarter 2004 , which mainly reflects completion of the final phase of the 2004 restructuring plan.  Operating expenses for R&D, Sales and Marketing and G&A remained flat as compared to the first quarter of 2005 and decreased significantly as compared to the second quarter of 2004.

There were no restructuring costs in the quarter, and in fact there was a reversal of restructuring costs of €711 thousand, which was related to the timing of the departures of some employees in the restructuring plan. In 2004, Wavecom took a charge of €5.2 million during the second quarter for both the initial headcount reduction announced late 2003 and the second restructuring plan, announced in January 2004. This charge related primarily to the elimination of positions in France and, to a lesser extent, in the United States.

Total operating expenses for the first half of 2005 decreased 54% year on year as a result of the 2004 restructuring plans. Wavecom took a charge of approximately €1.4million during the first half of 2005 related to the restructuring plans announced in 2004.

Impairment of intangible assets

In 2004 a write-off of €1.8 million in intangible assets was recorded relating to the decision to close a U.S.-based R&D subsidiary.

Headcount.

Our global headcount was approximately 358 at June 30, 2005, including 15 people in notice period down from 778 at June 30, 2004, including 67 people in notice period. This headcount figure includes salaried employees as well as independent contractors, which represented approximately 13% of the June 30, 2005 figure.

Other income (expense)

 Interest and other financial  income, net.  We recorded net interest and other financial income of €489,000 in the first half of 2005, compared to €1,175,000 in the same period in 2004, and net interest and other financial income of  €235,000 in the second quarter of 2005 compared to €696,000 in the same period in 2004.  These decreases are due to the lower average level of cash during 2005 versus 2004 and to lower interest rates.

 Foreign exchange gain (loss).  We had a net foreign exchange gain of €3,428,000 in the six months ended June 30, 2005 compared with a net gain of €2,457,000 in the same period in the prior year.  We had a net foreign exchange gain of €1,981,000 in the three months ended June 30, 2005 compared  with a gain of €218,000 in the same period in the prior year.

Income tax expense (benefit).  Our €399,000 net tax expense in the first half of 2005 (benefit of €263,000 in the first half of 2004), represents principally withholding tax, income tax in France and in an Asian subsidiary offset by French research tax credits.

Liquidity and capital resources

We had negative cash flow from operating activities of €1,480,000 in the six-month period ended June 30, 2005 compared to negative cash flow of €47,311,000 in the first six months of 2004 and a negative cash flow from operating activities of €62,482,000 in the year ended December 31, 2004. The improvement of the cash flow is linked with our operating profit in the first half 2005.

We had working capital (defined as current assets less current liabilities) of €37,305,000 at June 31, 2005, compared to €20,458,000 at December 31, 2004.

At June 30, 2005, our capital lease obligations (including the current portion), amounted to €500,000, compared to capital lease obligations of €768,000 at the end of 2004. We had €57,403,000 in cash and cash equivalents at June 30, 2005 compared to €53,318,000 at December 31, 2004.

At June 30, 2005, we had commitments outstanding to purchase approximately €0.5 million in fixed assets, which were expected to be placed in service during the second half of 2005. At June 30, 2005, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the third and fourth quarters of 2005. These purchase commitments totaled approximately €10.0 million.

Based on our current plans, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for the next 12 months.

Results of Wavecom SA

For the first half of 2005, the parent company, Wavecom SA, reported total revenues of €67.2 million including €25.8 million of intercompany revenues) compared to €72.9 million for the first half of 2004 (including €35.4 million of intercompany revenues).

The operating results for the first half of 2005 amounted to a profit of €7.1 million compared to a loss of €31.9 million for the same period in 2004. The result before tax was a profit of €7.8 million compared a loss of €26.9 million for the first half of 2004. The net profit for the first six month of 2005 amounted to €8.1 million versus a loss of €31.8 million for the same period in 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: October 19, 2005	By:	/s/ Chantal Bourgeat
___________________________
Chantal Bourgeat
Chief Financial Officer